CUSIP No. 928645 10 0

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ___________________ SCHEDULE 13G (Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) (Amendment No. 3)[1]
Volcano Corporation
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
928645 10 0
(CUSIP Number)
December 31, 2009
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

_________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 928645 10 0

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Partners V, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,111,112 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,111,112 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,111,112 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	2.2%
12)	Type of Reporting Person	PN

CUSIP No. 928645 10 0

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	DP V Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	26,247 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	26,247 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	26,247 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	Less than 0.1%
12)	Type of Reporting Person	PN

CUSIP No. 928645 10 0

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Partners IV, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	784,543 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	784,543 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	784,543 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	1.6%
12)	Type of Reporting Person	PN

CUSIP No. 928645 10 0

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	DP IV Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	6,207 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	6,207 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	6,207 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	less than 0.1%
12)	Type of Reporting Person	PN

CUSIP No. 928645 10 0

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Associates, L.L.C.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	885 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	885 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	885 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	Less than 0.1%
12)	Type of Reporting Person	OO

CUSIP No. 928645 10 0

Amendment No. 3 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on February 12, 2007, Amendment No. 1 thereto filed on February 7, 2008 and Amendment No. 2 thereto filed on February 6, 2009 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4	–	Ownership.

(a)	Amount Beneficially Owned:

Domain V: 1,111,112 shares of Common Stock
DP V A: 26,247 shares of Common Stock
Domain IV: 784,543 shares of Common Stock
DP IV A: 6,207 shares of Common Stock
DA: 885 shares of Common Stock

(b)	Percent of Class:

Domain V: 2.2%
DP V A: less than 0.1%
Domain IV: 1.6%
DP IV A: less than 0.1%
DA: less than 0.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Domain V: 1,111,112 shares of Common Stock
DP V A: 26,247 shares of Common Stock
Domain IV: 784,543 shares of Common Stock
DP IV A: 6,207 shares of Common Stock
DA: 885 shares of Common Stock

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of:

Domain V: 1,111,112 shares of Common Stock
DP V A: 26,247 shares of Common Stock

CUSIP No. 928645 10 0

Domain IV: 784,543 shares of Common Stock
DP IV A: 6,207 shares of Common Stock
DA: 885 shares of Common Stock

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5 -	Ownership Of Five Percent Or Less Of A Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: ☒

CUSIP No. 928645 10 0

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMAIN PARTNERS V, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP V ASSOCIATES, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN PARTNERS IV, L.P.
By:	One Palmer Square Associates IV, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP IV ASSOCIATES, L.P.
By:	One Palmer Square Associates IV, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.

By:	/s/ Kathleen K. Schoemaker
Managing Member

Dated: January 21, 2010